Exhibit 99.1

SHINHAN FINANCIAL GROUP CO., LTD.

September 30, 2017

(Unaudited)

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Stockholders

Shinhan Financial Group Co., Ltd.:

Reviewed financial statements

We have reviewed the accompanying condensed separate interim financial statements of Shinhan Financial Group Co., Ltd. (the “Company”), which comprise the separate interim statement of financial position as of September 30, 2017, the separate interim statements of comprehensive income for the three-month and nine-month periods ended September 30, 2017 and 2016, the separate interim statements of changes in equity and cash flows for the nine-month periods ended September 30, 2017 and 2016 and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed separate interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No.1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ review responsibility

Our responsibility is to issue a report on these condensed separate interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed separate interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS No.1034 Interim Financial Reporting.

Other matters

The procedures and practices utilized in the Republic of Korea to review such condensed separate interim financial statements may differ from those generally accepted and applied in other countries.

The separate statement of financial position of the Company as of December 31, 2016, and the related separate statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us in accordance with Korean Standards on Auditing and our report thereon, dated March 8, 2017, expressed an unqualified opinion. The accompanying separate statement of financial position of the Company as of December 31, 2016, presented for comparative purposes, is consistent, in all material respects, with the audited separate financial statements from which it has been derived.

KPMG Samjong Accounting Corp.

Seoul, Korea

November 14, 2017

This report is effective as of November 14, 2017, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed separate interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Interim Statements of Financial Position

As of September 30, 2017 and December 31, 2016

(In millions of won)	Note	2017 (Unaudited)		2016
Assets
Due from banks	4,5,21,22	~~W~~	47	42
Trading assets	4,6		426,447	195,026
Loans	4,7,22		1,284,506	934,664
Property and equipment			1,726	877
Intangible assets			5,453	5,659
Investments in subsidiaries	8		25,703,159	25,703,159
Deferred tax assets			3,867	4,307
Other assets	4,22		486,087	351,873

Total assets		~~W~~	27,911,292	27,195,607

Liabilities
Borrowings	4	~~W~~	5,000	5,000
Debt securities issued	4,9		7,172,961	6,583,308
Liabilities for defined benefit obligations	10		5,563	4,158
Other liabilities	4,22		484,568	385,280

Total liabilities			7,668,092	6,977,746

Equity	11
Capital stock			2,645,053	2,645,053
Hybrid bonds			423,921	498,316
Capital surplus			9,494,842	9,494,842
Capital adjustments			(1,139)	(1,418)
Accumulated other comprehensive loss			(5,196)	(4,901)
Retained earnings			7,685,719	7,585,969

Total equity			20,243,200	20,217,861

Total liabilities and equity		~~W~~	27,911,292	27,195,607

See accompanying notes to the separate interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Interim Statements of Comprehensive Income

For the three-month and nine-month periods ended September 30, 2017 and 2016

(Unaudited)

(In millions of won, except earnings per share data)	Note	2017			2016
		Three-month period		Nine-month period	Three-month period	Nine-month period
Interest income	20,22	~~W~~	7,332	19,931	7,902	30,733
Interest expense	22		(45,600)	(134,259)	(46,222)	(152,219)

Net interest expense	12		(38,268)	(114,328)	(38,320)	(121,486)
Fees and commission income	20,22		11,679	35,039	11,679	35,036
Fees and commission expense			(11)	(140)	(13)	(153)

Net fees and commission income	13		11,668	34,899	11,666	34,883
Dividend income	14,20,22		—	930,112	—	1,646,139
Net trading income	20		1,052	3,479	1,863	8,852
Reversal of (provision for) credit losses	7,15,20,22		(41)	(185)	86	134
General and administrative expenses	16,22		(18,489)	(51,666)	(16,226)	(48,830)

Operating income (loss)			(44,078)	802,311	(40,931)	1,519,692
Non-operating income (expense)			216	84	(262)	(418)

Profit (loss) before income taxes			(43,862)	802,395	(41,193)	1,519,274
Income tax expense (benefit)	18		(213)	434	(1,198)	175

Profit (loss) for the period	11		(43,649)	801,961	(39,995)	1,519,099
Other comprehensive loss for the period, net of income tax
Items that will never be reclassified to profit or loss :
Remeasurements of the defined benefit plans			—	(295)	—	(1,840)

Total comprehensive income (loss) for the period		~~W~~	(43,649)	801,666	(39,995)	1,517,259

Basic and diluted earnings (loss) per share in won	19	~~W~~	(97)	1,663	(105)	3,103

See accompanying notes to the separate interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Interim Statements of Changes in Equity

For the nine-month periods ended September 30, 2017 and 2016

(Unaudited)

(In millions of won)	Capital stock		Hybrid bonds	Capital surplus	Capital adjust- ments	Accumulated other comprehe- nsive loss	Retained earnings	Total equity
Balance at January 1, 2016	~~W~~	2,645,053	736,898	9,494,842	—	(4,501)	7,908,694	20,780,986
Total comprehensive income for the period:
Profit for the period		—	—	—	—	—	1,519,099	1,519,099
Other comprehensive income, net of income tax:		—	—	—	—	(1,840)	—	(1,840)

		—	—	—	—	(1,840)	1,519,099	1,517,259

Transactions with owners:
Dividends		—	—	—	—	—	(630,978)	(630,978)
Dividend to hybrid bonds		—	—	—	—	—	(29,001)	(29,001)
Redemption of preferred stocks		—	—	—	—	—	(1,125,906)	(1,125,906)

		—	—	—	—	—	(1,785,885)	(1,785,885)

Balance at September 30, 2016	~~W~~	2,645,053	736,898	9,494,842	—	(6,341)	7,641,908	20,512,360

(In millions of won)	Capital stock		Hybrid bonds	Capital surplus	Capital adjust- ments	Accumulated other comprehe- nsive loss	Retained earnings	Total equity
Balance at January 1, 2017	~~W~~	2,645,053	498,316	9,494,842	(1,418)	(4,901)	7,585,969	20,217,861
Total comprehensive income for the period:
Profit for the period		—	—	—	—	—	801,961	801,961
Other comprehensive income, net of income tax:		—	—	—	—	(295)	—	(295)

		—	—	—	—	(295)	801,961	801,666

Transactions with owners:
Dividends		—	—	—	—	—	(687,589)	(687,589)
Dividend to hybrid bonds		—	—	—	—	—	(13,204)	(13,204)
Redemption of hybrid bonds		—	(298,861)	—	(1,139)	—	—	(300,000)
Issuance of hybrid bonds		—	224,466	—	—	—	—	224,466
Change in capital adjustments		—	—	—	1,418	—	(1,418)	—

		—	(74,395)	—	279	—	(702,211)	(776,327)

Balance at September 30, 2017	~~W~~	2,645,053	423,921	9,494,842	(1,139)	(5,196)	7,685,719	20,243,200

See accompanying notes to the separate interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Interim Statements of Cash Flows

For the nine-month periods ended September 30, 2017 and 2016

(Unaudited)

(In millions of won)	Note	2017		2016
Cash flows from operating activities
Profit before income taxes		~~W~~	802,395	1,519,274
Adjustments for:
Interest income			(19,931)	(30,733)
Interest expense			134,259	152,219
Dividend income			(930,112)	(1,646,139)
Net trading income			(474)	(822)
Provision for (reversal of) credit losses			185	(134)
Employee costs			3,467	3,057
Depreciation and amortization			372	386
Non-operating expense			7	—

			(812,227)	(1,522,166)
Changes in assets and liabilities:
Trading assets			(230,947)	98,860
Other assets			435	1,443
Liabilities for defined benefit obligations			(660)	384
Other liabilities			(6,048)	(6,144)

			(237,220)	94,543
Interest received			18,882	35,409
Interest paid			(131,450)	(155,877)
Dividends received			930,112	1,646,139
Tax refund			100	—

Net cash provided by operating activities			570,592	1,617,322

Cash flows from investing activities
Lending loans			(550,000)	(500,000)
Collection of loans			200,000	800,000
Acquisition of property and equipment			(1,140)	(169)
Acquisition of intangible assets			—	(1,432)
Disposal of intangible assets			132	1,400
Acquisition of investments in subsidiaries			—	(500,000)
Increase in other assets			(33,307)	(787)
Decrease in other assets			3,710	—

Net cash used in investing activities			(380,605)	(200,988)

Cash flows from financing activities
Redemption of hybrid bonds			(300,000)	—
Issuance of hybrid bonds			224,466	—
Issuance of debt securities			1,500,000	1,300,000
Repayments of debt securities issued			(910,000)	(1,430,000)
Debenture issuance costs paid			(2,412)	(2,061)
Dividends paid			(702,036)	(659,273)
Redemption of preferred stocks			—	(1,125,906)

Net cash used in financing activities			(189,982)	(1,917,240)

Net increase (decrease) in cash and cash equivalents			5	(500,906)
Cash and cash equivalents at beginning of period	21		39	500,906

Cash and cash equivalents at end of period	21	~~W~~	44	—

See accompanying notes to the separate interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2017

(Unaudited)

1.	Reporting entity

Shinhan Financial Group Co., Ltd. (the “Company”) was incorporated on September 1, 2001 through a business combination involving the exchange of the Company’s common stock with the former shareholders of Shinhan Bank, Shinhan Investment Corp., Shinhan Capital Co., Ltd. and Shinhan BNP Paribas Investment Trust Management Co., Ltd. The Company’s shares were listed on the Korea Exchange on September 10, 2001 and the Company’s American depository shares were listed on the New York Stock Exchange on September 16, 2003.

2.	Basis of preparation

(a) Statement of compliance

The condensed separate interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audits of Corporations in the Republic of Korea.

These condensed separate interim financial statements were prepared in accordance with K-IFRS No. 1034, Interim Financial Reporting as part of the period covered by the Company’s K-IFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the last annual separate financial statements as of and for the year ended December 31, 2016. These condensed separate interim financial statements do not include all of the disclosures required for full annual financial statements.

These condensed interim financial statements are separate interim financial statements prepared in accordance with K-IFRS No.1027, Separate Financial Statements and the investments of the Company in an associate or a venturer are accounted for on the basis of the direct equity interest rather than on the basis of the reported results and net assets of the investees.

(b) Use of estimates and judgments

The preparation of the condensed separate interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In preparing these condensed separate interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty are the same as those that applied to the separate financial statements as of and for the year ended December 31, 2016.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2017

(Unaudited)

3.	Significant accounting policies

Except for the amendments to K-IFRS No. 1007, Cash Flow Statement, which are applied from January 1, 2017, the accounting policies applied by the Company in these condensed separate interim financial statements are the same as those applied by the Company in its separate financial statements as of and for the year ended December 31, 2016. The impact of the amendments on the Company’s separate interim financial statements is not significant.

(a) New standards and interpretations not yet adopted

The following new standards and amendments to existing standards have been published and are mandatory for the Company to adopt for annual periods beginning on or after January 1, 2018 and the Company has not early adopted them.

i)	K-IFRS No. 1109, ‘Financial Instruments’

K-IFRS No. 1109, Financial Instruments which was published on September 25, 2015, is effective for periods beginning on or after January 1, 2018, with early adoption permitted. K-IFRS No. 1109 will replace the current K-IFRS No. 1039, Financial Instruments: recognition and measurement. The Company plans to adopt K-IFRS No. 1109 for the year starting on January 1, 2018.

In principle, the new K-IFRS No. 1109 should be applied retrospectively. However, there are clauses that exempt restating comparable information with respect to classification, measurement and impairment of financial instruments. For hedge accounting, the new standard will be applied prospectively except for certain cases such as accounting for the time value of options. K-IFRS No. 1109 permits the use of either retrospective or cumulative effect transition method and the Company will use cumulative effect transition method.

The main characteristics of K-IFRS No. 1109 are the followings: classification and measurement of financial instruments based on characteristics of contractual cash flows and business model for financial instrument management, impairment model based on expected credit losses, changes in qualification requirement of hedged items, expansion of the types of qualifying hedging instruments and changes in hedge effectiveness tests.

As there are additional requirements for a financial asset to be classified as measured at amortized costs or at fair value through other comprehensive income under K-IFRS No. 1109 compared to the existing guidance in K-IFRS No. 1039, the adoption of K-IFRS No. 1109 would potentially increase the proportion of financial assets that are measured at fair value through profit or loss, increasing volatility in the Company’s profit or loss.

The fair value change attributable to changes in the credit risk of the liability which was recognized in profit or loss under the existing standard, K-IFRS No. 1039, will be presented in other comprehensive income under K-IFRS No. 1109.

Under K-IFRS No. 1109, credit losses are likely to be recognized earlier than using the incurred loss model under the existing guidance in K-IFRS No. 1039 as loss allowances will be measured on either of the 12-month or lifetime expected credit losses based on the extent of credit risks as shown in the below table.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2017

(Unaudited)

3.	Significant accounting policies (continued)

The following table presents the measurement methods for credit losses according to K-IFRS No. 1109.

Category	Description
Credit risk has not increased significantly since the initial recognition	12-month expected credit loss : Expected credit loss from possible default of financial products for 12 months after reporting date
Credit risk has increased significantly since the initial recognition	Lifetime expected credit loss : Expected credit loss from possible default of financial products for the expected life of the financial products
Credit-impaired financial assets

When applying hedge accounting under K-IFRS No. 1109, the hedge accounting can be applied to certain transactions that do not meet the requirements for hedge accounting under K-IFRS No. 1039 and volatility of the profit or loss can be decreased.

For smooth implementation of K-IFRS No. 1109, financial impact analysis, accounting policy development, accounting system development and the system test are necessary. Starting from November 2015, the Company has performed financial impact analysis and established accounting policies, and is developing accounting systems as of September 30, 2017. The Company plans to test the system in 2017.

The actual impact of adopting K-IFRS No. 1109 on the separate financial statements in 2018 is being assessed and can be subject to change because it will be dependent on the financial instruments that the Company will hold and economic conditions at the time as well as accounting policy election and judgments that it will be make in the future. The Company plans to analyze financial impact once the system development process is completed by no later than the end of 2017.

ii)	K-IFRS No. 1115, ‘Revenue from Contracts with Customers’

K-IFRS No. 1115, published in January 2016, establishes a comprehensive framework for determining whether, how much and when revenue is recognized. It replaces existing revenue recognition guidance, including K-IFRS No. 1018, Revenue, K-IFRS No. 1011, Construction Contracts and K-IFRS No. 2113, Customer Loyalty Programmes. K-IFRS No. 1115 is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted. The Company will adopt K-IFRS No. 1115 from January 1, 2018. K-IFRS No. 1115 permits the use of either retrospective or cumulative effect transition method and the Company has not yet selected a transition method. The Company is in the process of evaluating the impact of K-IFRS No. 1115 on the Company’s separate financial statements, if any.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2017

(Unaudited)

4.	Financial risk management

(a) Overview

As a financial services provider, Shinhan Financial Group Co., Ltd. and its subsidiaries (collectively the “Group”) are exposed to various risks relating to lending, credit card, insurance, securities investment, and trading and leasing businesses, its deposit taking and borrowing activities in addition to the operating environment.

The principal risks to which the Group is exposed are credit risk, market risk, interest rate risk, liquidity risk and operational risk. These risks are recognized, measured and reported in accordance with risk management guidelines established at the Company level and implemented at the subsidiary level through a carefully stratified checks-and-balances system.

i)	Risk management organization

The Group risk management system is organized along with the following hierarchy: from the top and at the Company level, the Group Risk Management Committee, the Group Risk Management Council, the Chief Risk Officer and the Group Risk Management Team, and at the subsidiary level, the Risk Management Committees and the Risk Management Team of the relevant subsidiary.

The Group Risk Management Committee, which is under the supervision of the Company’s Board of Directors, sets the basic group wide risk management policies and strategies. The Company’s Chief Risk Officer reports to the Group Risk Management Committee, and the Group Risk Management Council, whose members consist of the Company’s Chief Risk Officer and the risk management team heads of each of subsidiaries, coordinates the risk management policies and strategies at the group level as well as at the subsidiary level among each of subsidiaries.

Each of subsidiaries also has a separate Risk Management Committee, Risk Management Working Committee and Risk Management Team, whose tasks are to implement the group wide risk management policies and strategies at the subsidiary level as well as to set risk management policies and strategies specific to such subsidiary in line with the group wide guidelines. The Company also has the Group Risk Management Team, which supports the Company’s Chief Risk Officer in his or her risk management and supervisory role.

In order to maintain the group wide risk at an appropriate level, the Group uses a hierarchical risk limit system under which the Group Risk Management Committee assigns reasonable risk limits for the entire group and each of subsidiaries, and the Risk Management Committee and the Risk Management Council of each of subsidiaries manage the subsidiary-specific risks by establishing and managing risk limits in more details by type of risk and type of product for each department and division within such subsidiary.

The Group Risk Management Committee consists of directors of the Company. The Group Risk Management Committee convenes at least once every quarter and may also convene on an ad hoc basis as needed. Specifically, the Group Risk Management Committee does the following: (i) establish the overall risk management policies consistent with management strategies, (ii) set reasonable risk limits for the entire group and each of subsidiaries, (iii) approve appropriate investment limits or allowed loss limits, (iv) enact and amend risk management regulations, and (v) decide other risk management-related issues the Board of Directors or the Group Risk Management Committee sees fit to discuss. The results of the Group Risk Management Committee meetings are reported to the Board of Directors of the controlling company. The Group Risk Management Committee makes decisions through affirmative votes by a majority of the committee members.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2017

(Unaudited)

4.	Financial risk management (continued)

i)	Risk management organization, continued

The Group Risk Management Council is comprised of the Company’s Chief Risk Officer, head of risk management team, and risk officers from each subsidiary. The Group Risk Management Council holds meetings for risk management executives from each subsidiary to discuss the Group’s group wide risk management guidelines and strategy in order to maintain consistency in the group wide risk policies and strategies.

ii)	Risk management framework

The Group takes the following steps to implement the foregoing risk management principles:

•	Risk capital management – Risk capital refers to capital necessary to compensate for losses in case of a potential risk being realized, and risk capital management refers to the process of asset management based on considerations of risk exposure and risk appetite among total assets so that the Group can maintain an appropriate level of risk capital. As part of the Group’s risk capital management, the Group has adopted and maintains various risk planning processes and reflects such risk planning in the Group’s business and financial planning. The Group also has adopted and maintains a risk limit management system to ensure that risks in the Group’s business do not exceed prescribed limits.

•	Risk monitoring – The Group proactively, preemptively and periodically review risks that may impact our overall operations, including through a multidimensional risk monitoring system. Currently, each of subsidiaries is required to report to the controlling company any factors that could have a material impact on the group wide risk management, and the controlling company reports to the Group’s chief risk officer and other members of the Group’s senior management the results of risk monitoring on a weekly, monthly and on an ad hoc basis as needed. In addition, the Group performs preemptive risk management through a “risk dashboard system” under which the Group closely monitors any increase in asset size, risk levels and sensitivity to external factors with respect to the major asset portfolios of each of subsidiaries, and to the extent such monitoring yields any warning signals, the Group promptly analyze the causes and, if necessary, formulates and implements actions in response to these warning signals.

•	Risk review – Prior to entering any new business, offering any new products or changing any major policies, the Group reviews relevant risk factors based on a prescribed risk management checklist and, in the case of changes for which assessment of risk factors is difficult, supports reasonable decision-making in order to avoid taking any unduly risky action. The risk management departments of all subsidiaries are required to review all new businesses, products and services prior to their launch and closely monitor the development of any related risks following their launch, and in the case of any action that involves more than one subsidiary, the relevant risk management departments are required to consult with the risk management team at the controlling company level prior to making any independent risk reviews.

•	Risk management – The Group maintain a group wide risk management system to detect the signals of any risk crisis and, in the event of a crisis actually happening, to respond on a timely, efficient and flexible basis so as to ensure the Group’s survival as a going concern. Each subsidiary maintains crisis planning for three levels of contingencies, namely, “alert”, “imminent crisis” and “crisis”, determination of which is made based on quantitative and qualitative monitoring and consequence analysis, and upon the happening of any such contingency, is required to respond according to a prescribed contingency plan. At the controlling company level, the Group maintains and installs crisis detection and response system which is applied consistently group wide, and upon the happening of any contingency at two or more subsidiary level, the Group directly takes charge of the situation so that the Group manages it on a concerted group wide basis.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2017

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(b) Credit risk

i)	Credit risk management

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from customers and investment securities. The Company’s credit risk management encompasses all areas of credit that may result in potential economic loss, including not just transactions that are recorded on balance sheets, but also off-balance-sheet transactions such as guarantees, loan commitments and derivative transactions.

ii)	The Company’s maximum exposure to credit risk without taking account of any collateral held or other credit enhancements as of September 30, 2017 and December 31, 2016 are as follows:

	2017		2016
Due from banks and loans (*1):
Banks	~~W~~	47	42
Corporations		1,284,506	934,664

		1,284,553	934,706
Other financial assets (*1)(*2)		455,880	351,510

	~~W~~	1,740,433	1,286,216

(*1)	The maximum exposure amounts for due from banks, loans and other financial assets are measured as net of allowances.
(*2)	Comprise accounts receivable, accrued income, and guarantee deposits.

iii)	Information of financial assets under consideration of credit risk

Financial assets that are neither past due nor impaired as of September 30, 2017 and December 31, 2016 are as follows:

	2017
	Banks		Corporations	Total
Due from banks and loans (*) not impaired nor overdue	~~W~~	47	1,285,000	1,285,047
Less: allowance		—	(494)	(494)

	~~W~~	47	1,284,506	1,284,553

	2016
	Banks		Corporations	Total
Due from banks and loans (*) not impaired nor overdue	~~W~~	42	935,000	935,042
Less: allowance		—	(336)	(336)

	~~W~~	42	934,664	934,706

(*)	Credit quality of due from banks and loans was classified by Grade 1 or Grade 2. Due from banks and loans as of September 30, 2017 and December 31, 2016 were classified as Grade 1.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2017

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(c) Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company’s income or the value of its holdings of financial instruments.

Interest rate risk is the risk of loss resulting from interest rate fluctuations that adversely affect the financial condition and results of operations of the Company.

(d) Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset.

The Company maintains the liquidity position of the balance of assets exceeding the balance of liabilities based on the remaining maturities at 30 days at each month-end financial position in accordance with the Financial Holding Company Act.

Contractual maturities for financial instruments as of September 30, 2017 and December 31, 2016 are as follows:

	2017
	Less than 1 month		1 ~ 3 months	3 ~ 6 months	6 months ~ 1 year	1 ~ 5 years	More than 5 years	Total
Non-derivatives
Liabilities:
Borrowings	~~W~~	—	5,000	—	—	—	—	5,000
Debt securities issued		19,274	195,157	343,311	1,001,260	4,948,091	1,231,569	7,738,662
Other financial liabilities		20,357	694	17,088	7	56,317	—	94,463

	~~W~~	39,631	200,851	360,399	1,001,267	5,004,408	1,231,569	7,838,125

	2016
	Less than 1 month		1 ~ 3 months	3 ~ 6 months	6 months ~ 1 year	1 ~ 5 years	More than 5 years	Total
Non-derivatives
Liabilities:
Borrowings	~~W~~	—	—	—	5,000	—	—	5,000
Debt securities issued		119,838	223,927	340,775	554,031	5,047,341	791,918	7,077,830
Other financial liabilities		14,658	18,835	25,763	—	53,445	—	112,701

	~~W~~	134,496	242,762	366,538	559,031	5,100,786	791,918	7,195,531

These amounts include cash flows of principal and interest on financial instruments.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2017

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(e) Measurement for the fair value of financial instruments

The fair values of financial instruments being traded in an active market are determined by the published market prices of each period end. The published market prices of financial instruments being held by the Company are based on the trading agencies’ notifications. If the market for a financial instrument is not active, such as OTC (Over The Counter market) derivatives, fair value is determined either by using a valuation technique or independent third-party valuation service.

The Company uses various valuation techniques and is setting rational assumptions based on the present market situations. Such valuation techniques may include using recent arm’s length market transactions between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models.

The Company classifies and discloses fair value of financial instruments into the following three-level hierarchy:

•	Level 1: Financial instruments measured at quoted prices from active markets are classified as fair value level 1.

•	Level 2: Financial instruments measured using valuation techniques where all significant inputs are observable market data are classified as level 2.

•	Level 3: Financial instruments measured using valuation techniques where one or more significant inputs are not based on observable market data are classified as level 3.

i)	Financial instruments measured at fair value

•	The fair value hierarchy of financial assets which are presented at their fair value in the statements of financial position as of September 30, 2017 and December 31, 2016 are as follows:

	2017
	Level 1		Level 2	Level 3	Total
Trading assets	~~W~~	—	426,447	—	426,447

	2016
	Level 1		Level 2	Level 3	Total
Trading assets	~~W~~	—	195,026	—	195,026

•	The valuation techniques and the fair value measurement input variables of financial instruments classified as level 2 are as follows:

Classification	Valuation techniques	Type	Inputs
Trading assets	Net asset valuation approach	Beneficiary certificates	Prices of underlying assets

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2017

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

ii)	The financial instruments measured at amortized cost

•	The methods of measuring the fair value of financial instruments measured at amortized cost are as follows:

Type	Measurement methods of fair value

Cash and due from banks	The carrying amount and the fair value for cash are identical and the most of deposits are floating interest rate deposit or the next day deposit of a short-term instrument. For this reason, the carrying value approximates fair value.

Loans	The fair value of the loans is measured by discounting the expected cash flow at the market interest rate and credit risk, etc.

Borrowings and debt securities issued	The fair value of borrowings and debt securities issued is based on the published price quotations in an active market. In case there is no data for an active market price, it is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

•	The carrying value and fair value of the financial instruments measured at amortized cost as of September 30, 2017 and December 31, 2016 are as follows:

	2017			2016
	Carrying value		Fair value	Carrying value	Fair value
Assets:
Loans (corporate)	~~W~~	1,284,506	1,304,084	934,664	909,893

Liabilities:
Borrowings	~~W~~	5,000	4,990	5,000	4,917
Debt securities issued in won		7,172,961	7,198,271	6,583,308	6,675,882

	~~W~~	7,177,961	7,203,261	6,588,308	6,680,799

•	The fair value hierarchy of financial assets and liabilities which are not measured at their fair values in the statements of financial position but disclosed with their fair values as of September 30, 2017 and December 31, 2016 are as follows:

	2017
	Level 1		Level 2	Level 3	Total
Assets:
Loans (corporate)	~~W~~	—	—	1,304,084	1,304,084

Liabilities:
Borrowings	~~W~~	—	4,990	—	4,990
Debt securities issued in won		—	7,198,271	—	7,198,271

	~~W~~	—	7,203,261	—	7,203,261

	2016
	Level 1		Level 2	Level 3	Total
Assets:
Loans (corporate)	~~W~~	—	—	909,893	909,893

Liabilities:
Borrowings	~~W~~	—	4,917	—	4,917
Debt securities issued in won		—	6,675,882	—	6,675,882

	~~W~~	—	6,680,799	—	6,680,799

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2017

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(f) Classification by categories of financial instruments

Financial assets and liabilities are measured at fair value or amortized cost. The carrying amounts of each category of financial assets and financial liabilities as of September 30, 2017 and December 31, 2016 are as follows:

	2017
	Financial assets at fair value through profit or loss		Loans and receivable	Financial liabilities measured at amortized cost
Assets:
Due from banks	~~W~~	—	47	—
Trading assets		426,447	—	—
Loans		—	1,284,506	—
Other		—	455,880	—

	~~W~~	426,447	1,740,433	—

Liabilities:
Borrowings	~~W~~	—	—	5,000
Debt securities issued		—	—	7,172,961
Other		—	—	117,687

	~~W~~	—	—	7,295,648

	2016
	Financial assets at fair value through profit or loss		Loans and receivable	Financial liabilities measured at amortized cost
Assets:
Due from banks	~~W~~	—	42	—
Trading assets		195,026	—	—
Loans		—	934,664	—
Other		—	351,510	—

	~~W~~	195,026	1,286,216	—

Liabilities:
Borrowings	~~W~~	—	—	5,000
Debt securities issued		—	—	6,583,308
Other		—	—	135,267

	~~W~~	—	—	6,723,575

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2017

(Unaudited)

(In millions of won)

5.	Restricted due from banks

Restricted guaranteed deposits on bank accounts as of September 30, 2017 and December 31, 2016 are as follows:

	2017		2016
Other financial institution deposits	~~W~~	3	3

6.	Trading assets

Trading assets as of September 30, 2017 and December 31, 2016 are as follows:

	2017		2016
Beneficiary certificates	~~W~~	426,447	195,026

7.	Loans

(a)	Loans as of September 30, 2017 and December 31, 2016 comprise the following:

	2017		2016
Loans	~~W~~	1,285,000	935,000
Less: allowance		(494)	(336)

	~~W~~	1,284,506	934,664

(b)	Changes in allowance for credit losses for the nine-month period ended September 30, 2017 and for the year ended December 31, 2016 were as follows:

	2017
	Loans		Others (*)	Total
Beginning balance	~~W~~	336	73	409
Provision for credit losses		158	27	185

Ending balance	~~W~~	494	100	594

	2016
	Loans		Others (*)	Total
Beginning balance	~~W~~	378	137	515
Reversal of credit losses		(42)	(64)	(106)

Ending balance	~~W~~	336	73	409

(*)	Include allowance for due from banks and other assets.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2017

(Unaudited)

(In millions of won)

8.	Investments in subsidiaries

Investments in subsidiaries as of September 30, 2017 and December 31, 2016 are as follows:

Investees	Location	Reporting date
Shinhan Bank	Korea	December 31
Shinhan Card Co., Ltd.	”	”
Shinhan Investment Corp.	”	”
Shinhan Life Insurance Co., Ltd.	”	”
Shinhan Capital Co., Ltd.	”	”
Jeju Bank	”	”
Shinhan BNP Paribas Asset Management Co., Ltd.	”	”
Shinhan Private Equity Inc.	”	”
Shinhan Credit Information Co., Ltd.	”	”
SHC Management Co., Ltd.	”	”
Shinhan Data System	”	”
Shinhan Savings Bank	”	”
Shinhan AITAS Co., Ltd.	”	”

	2017			2016
Investees	Ownership percentage (%)	Carrying value		Ownership percentage (%)	Carrying value
Shinhan Bank	100.0	~~W~~	13,617,579	100.0	~~W~~	13,617,579
Shinhan Card Co., Ltd.	100.0		7,919,672	100.0		7,919,672
Shinhan Investment Corp.	100.0		2,341,420	100.0		2,341,420
Shinhan Life Insurance Co., Ltd.	100.0		982,775	100.0		982,775
Shinhan Capital Co., Ltd.	100.0		408,922	100.0		408,922
Jeju Bank	68.9		135,220	68.9		135,220
Shinhan BNP Paribas Asset Management Co., Ltd.	65.0		91,565	65.0		91,565
Shinhan Private Equity Inc.	100.0		14,783	100.0		14,783
Shinhan Credit Information Co., Ltd.	100.0		15,385	100.0		15,385
SHC Management Co., Ltd.	100.0		8,655	100.0		8,655
Shinhan Data System	100.0		10,026	100.0		10,026
Shinhan Savings Bank	100.0		107,065	100.0		107,065
Shinhan AITAS Co., Ltd.	99.8		50,092	99.8		50,092

		~~W~~	25,703,159		~~W~~	25,703,159

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2017

(Unaudited)

(In millions of won)

9.	Debt securities issued

Debt securities issued as of September 30, 2017 and December 31, 2016 are as follows:

	2017			2016
	Interest rate (%)	Amount		Interest rate (%)	Amount
Debt securities issued in won	1.44 ~ 3.72	~~W~~	7,180,000	1.44 ~ 3.99	~~W~~	6,590,000
Discount			(7,039)			(6,692)

		~~W~~	7,172,961		~~W~~	6,583,308

10.	Defined benefit liabilities

(a)	Defined benefit obligations and plan assets

Defined benefit obligations and plan assets as of September 30, 2017 and December 31, 2016 are as follows:

	2017		2016
Present value of defined benefit obligations	~~W~~	17,760	17,157
Fair value of plan assets		(12,197)	(12,999)

Recognized liabilities for defined benefit obligations	~~W~~	5,563	4,158

(b)	Expenses recognized in profit or loss for the three-month and nine-month periods ended September 30, 2017 and 2016 were as follows:

	2017			2016
	Three-month period		Nine-month period	Three-month period	Nine-month period
Current service costs	~~W~~	472	1,417	471	1,414
Net interest expense on the net defined benefit liabilities		27	81	25	76

	~~W~~	499	1,498	496	1,490

Profit or loss arising from defined benefit plans is included in general and administrative expenses.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2017

(Unaudited)

(In millions of won, except per share data)

11.	Equity

(a)	Equity as of September 30, 2017 and December 31, 2016 are as follows:

	2017		2016
Capital stock
Common stock	~~W~~	2,370,998	2,370,998
Preferred stock		274,055	274,055

		2,645,053	2,645,053

Hybrid bonds		423,921	498,316
Capital surplus
Share premium		9,494,769	9,494,769
Other		73	73

		9,494,842	9,494,842

Capital adjustments		(1,139)	(1,418)
Accumulated other comprehensive loss		(5,196)	(4,901)
Retained earnings
Legal reserve(*)		1,992,716	1,845,691
Regulatory reserve for loan losses		5,953	9,144
Other legal reserves		2,000	—
Unappropriated retained earnings		5,685,050	5,731,134

		7,685,719	7,585,969

	~~W~~	20,243,200	20,217,861

(*)	Legal reserve was restricted for the dividend to stockholders by law or legislation. According to the article 53 of the Financial Holding Companies Act, the Company is required to appropriate a legal reserve in an amount equal to at least 10% of cash dividends for each accounting period until the reserve equals 100% of stated capital. The legal reserve may be used to reduce a deficit or may be transferred to common stocks in connection with a free issue of shares.

(b)	Hybrid bonds

Hybrid bonds classified as other equity instruments as of September 30, 2017 and December 31, 2016 are as follows:

Issue date	Maturity date	Interest rate (%)	2017		2016
May 22, 2012	May 22, 2042	5.34	~~W~~	—	298,861
June 25, 2015	June 25, 2045	4.38		199,455	199,455
September 15, 2017	Perpetual bond	3.77		134,683	—
September 15, 2017	Perpetual bond	4.25		89,783	—

			~~W~~	423,921	498,316

The hybrid bonds above can be repaid early at value after 5 or 10 years from the date of issuance, and they are permanent bonds or the maturity can be extended under the same condition. In addition, if no dividend is to be paid for common shares, the agreed interest is also not paid. On May 22, 2017, the Company exercised the early redemption right and redeemed all the hybrid bonds issued on May 22, 2012.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2017

(Unaudited)

(In millions of won, except per share data)

11.	Equity (continued)

(c)	Capital adjustments

Changes in accumulated capital adjustments for the nine-month period ended September 30, 2017 and for the year ended December 31, 2016 were as follows:

	2017		2016
Beginning balance	~~W~~	(1,418)	—
Appropriation of retained earnings : Loss on redemption of hybrid bonds		1,418	—
Redemption of hybrid bonds		(1,139)	(1,418)

Ending balance	~~W~~	(1,139)	(1,418)

(d)	Changes in accumulated other comprehensive loss for the nine-month period ended September 30, 2017 and for the year ended December 31, 2016 were as follows:

	2017		2016
Beginning balance	~~W~~	(4,901)	(4,501)
Remeasurements of the defined benefit liabilities		(389)	(527)
Tax effect		94	127

Ending balance	~~W~~	(5,196)	(4,901)

(e) Regulatory reserve for loan losses

In accordance with Supervisory Regulations on Financial Holding Companies (the “Regulations”), the Company reserves the difference between allowance for credit losses under K-IFRS and that as required by the Regulations at the account of regulatory reserve for loan losses in retained earnings.

i)	Changes in regulatory reserve for loan losses for the nine-month period ended September 30, 2017 and for the year ended December 31, 2016 were as follows:

	2017		2016
Beginning balance	~~W~~	5,953	9,144
Planned regulatory reserve for (reversal of) loan losses		2,088	(3,191)

Ending balance	~~W~~	8,041	5,953

ii)	Profit for the period and earnings per share after adjusted for regulatory reserve for loan losses for the nine-month periods ended September 30, 2017 and 2016 were as follows:

	2017		2016
Profit for the period	~~W~~	801,961	1,519,099
Reversal of (provision for) regulatory reserve for loan losses		(2,088)	3,795

Profit for the period adjusted for regulatory reserve	~~W~~	799,873	1,522,894

Basic and diluted earnings per share in won factoring in regulatory reserve(*)	~~W~~	1,659	3,111

(*)	Dividends for preferred stocks and to hybrid bonds are deducted.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2017

(Unaudited)

(In millions of won, except per share data)

11.	Equity (continued)

(f)	Details of dividends paid by the Company in accordance with the resolutions of the general meeting of shareholders for the nine months ended September 30, 2017 are as follows:

2017
Common stock (~~W~~1,450 per share)	~~W~~	687,589

12.	Net interest expense

Net interest expense for the three-month and nine-month periods ended September 30, 2017 and 2016 were as follows:

	2017			2016
	Three-month period		Nine-month period	Three-month period	Nine-month period
Interest income:
Due from banks	~~W~~	34	98	27	1,652
Loans		7,238	19,658	7,818	28,913
Others		60	175	57	168

		7,332	19,931	7,902	30,733

Interest expense:
Borrowings in won		(24)	(71)	(26)	(78)
Debt securities issued in won		(45,576)	(134,188)	(46,196)	(149,211)
Others		—	—	—	(2,930)

		(45,600)	(134,259)	(46,222)	(152,219)

Net interest expense	~~W~~	(38,268)	(114,328)	(38,320)	(121,486)

13.	Net fees and commission income

Net fees and commission income for the three-month and nine-month periods ended September 30, 2017 and 2016 were as follows:

	2017			2016
	Three-month period		Nine-month period	Three-month period	Nine-month period
Fees and commission income:
Royalty	~~W~~	11,677	35,033	11,676	35,027
Others		2	6	3	9

		11,679	35,039	11,679	35,036

Fees and commission expense:
Others		(11)	(140)	(13)	(153)

Net fees and commission income	~~W~~	11,668	34,899	11,666	34,883

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2017

(Unaudited)

(In millions of won)

14.	Dividend income

Dividends income for the three-month and nine-month periods ended September 30, 2017 and 2016 were as follows:

	2017			2016
	Three-month period		Nine-month period	Three-month period	Nine-month period
Dividends from subsidiaries	~~W~~	—	930,112	—	1,646,139

15.	Reversal of (provision for) credit losses

Reversal of (provision for) credit losses for the three-month and nine-month periods ended September 30, 2017 and 2016 were as follows:

	2017		2016
	Three-month period	Nine-month period	Three-month period	Nine-month period
Reversal of (provision for) credit losses on loans	~~W~~ (41)	(185)	86	134

16.	General and administrative expenses

General and administrative expenses for the three-month and nine-month periods ended September 30, 2017 and 2016 were as follows:

	2017			2016
	Three-month period		Nine-month period	Three-month period	Nine-month period
Salaries:
Salary expenses and bonuses	~~W~~	7,638	21,943	7,299	21,001
Severance benefits		499	1,498	496	1,490

		8,137	23,441	7,795	22,491
Rent		492	1,445	459	1,398
Entertainment		404	1,055	435	1,172
Depreciation		104	304	83	256
Amortization		22	68	23	130
Taxes and dues		122	493	87	437
Advertising		6,177	15,118	5,278	14,540
Others		3,031	9,742	2,066	8,406

	~~W~~	18,489	51,666	16,226	48,830

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2017

(Unaudited)

(In millions of won, except per share data)

17.	Share-based payments

(a)	Stock options granted as of September 30, 2017 are as follows:

	4th grant(*1)		5th grant(*1)		6th grant(*1)		7th grant(*1)(*2)
Grant date		March 30, 2005		March 21, 2006		March 20, 2007		March 19, 2008
Exercise price in won	~~W~~	28,006	~~W~~	38,829	~~W~~	54,560	~~W~~	49,053
Number of shares granted		2,695,200		3,296,200		1,301,050		808,700
Options expiry dates		August 30, 2018		August 21, 2019		August 19, 2020		May 17, 2021
Changes in number of shares granted:
Balance at January 1, 2017		102,389		108,356		58,764		45,628
Exercised		(99,889)		(105,856)		—		—

Balance at September 30, 2017		2,500		2,500		58,764		45,628

Fair value per share in won	~~W~~	22,294	~~W~~	11,471	~~W~~	3,662	~~W~~	6,139

(*1)	The weighted average exercise price for 109,392 stock options outstanding at September 30, 2017 is ~~W~~51,297.
(*2)	As of September 30, 2017, the exercise of 9,466 options of the 7th grant are temporarily suspended.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2017

(Unaudited)

(In millions of won, except per share data)

17.	Share-based payments (continued)

(b)	Performance shares granted as of September 30, 2017 are as follows:

	Expired		Not expired
Type		Cash-settled share-based payment
Performance conditions		Increase rate of the stock price and achievement of target ROE
Operating period(*1)		4 or 5 years
Estimated number of shares vested at September 30, 2017		10,471		1,386,857
Fair value per share in won	~~W~~	45,926	~~W~~	50,300

(*1)	Four-year period is applied from the beginning of the year that the grant date belongs while five-year period for the shares with deferred payment.

The amount of cash payment for the Company’s cash-settled share-based payment arrangements with performance conditions is determined at the fourth anniversary date from the grant date based on the share price which is an arithmetic mean of weighted average share prices of the past two-months, past one-month and past one-week. As such, the fair value of shares non-expired is estimated using the closing share price at the end of reporting year. For share-based payment transactions among the Company and its subsidiaries, the Company and its subsidiaries receiving the services shall measure the services received as a cash-settled and an equity-settled share-based payment transaction, respectively.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2017

(Unaudited)

(In millions of won)

17.	Share-based payments (continued)

(c) Share-based compensation costs for the nine-month periods ended September 30, 2017 and 2016 were as follows:

	2017
	Employees of
	Shinhan Financial Group		Subsidiaries	Total
Stock options granted:
4th	~~W~~	67	415	482
5th		48	759	807
6th		30	185	215
7th		96	138	234
Performance share		1,776	14,909	16,685

	~~W~~	2,017	16,406	18,423

	2016
	Employees of
	Shinhan Financial Group		Subsidiaries	Total
Stock options granted:
4th	~~W~~	5	56	61
5th		4	61	65
6th		—	—	—
7th		—	—	—
Performance share		1,553	13,028	14,581

	~~W~~	1,562	13,145	14,707

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2017

(Unaudited)

(In millions of won)

17.	Share-based payments (continued)

(d)	Accrued expenses and the intrinsic value as of September 30, 2017 and December 31, 2016 are as follows:

	2017
	Employees of
	Shinhan Financial Group		Subsidiaries(*)	Total
Stock options granted:
4th	~~W~~	—	56	56
5th		—	29	29
6th		30	185	215
7th		96	138	234
Performance share		8,279	61,960	70,239

	~~W~~	8,405	62,368	70,773

The intrinsic value of share-based payments is ~~W~~70,381 million as of September 30, 2017. For calculating, the quoted market price of ~~W~~50,300 per share was used for stock options and the fair value was considered as intrinsic value for performance shares, respectively.

(*)	The Company has granted the above share-based payment arrangements to its employees and those of its subsidiaries and the Company require the subsidiaries to reimburse the compensation costs for their employees. As of September 30, 2017, the Company recognized the corresponding accounts receivable from the subsidiaries in the amount of ~~W~~62,368 million.

	2016
	Employees of
	Shinhan Financial Group		Subsidiaries(*)	Total
Stock options granted:
4th	~~W~~	155	1,611	1,766
5th		41	655	696
6th		—	—	—
7th		—	—	—
Performance share		7,433	57,638	65,071

	~~W~~	7,629	59,904	67,533

The intrinsic value of share-based payments is ~~W~~67,533 million as of December 31, 2016. For calculating, the quoted market price of ~~W~~45,250 per share was used for stock options and the fair value was considered as intrinsic value for performance shares, respectively.

(*)	The Company has granted the above share-based payment arrangements to its employees and those of its subsidiaries and the Company require the subsidiaries to reimburse the compensation costs for their employees. As of December 31, 2016, the Company recognized the corresponding accounts receivable from the subsidiaries in the amount of ~~W~~59,904 million.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2017

(Unaudited)

(In millions of won, except earnings per share data)

18.	Income taxes

Income tax expense for the three-month and nine-month periods ended September 30, 2017 and 2016 were as follows:

	2017			2016
	Three-month period		Nine-month period	Three-month period	Nine-month period
Current income tax expense (benefit)	~~W~~	—	(100)	—	—
Temporary differences		(213)	440	(1,198)	(413)
Income tax recognized in other comprehensive income		—	94	—	588

Income tax expense (benefit)	~~W~~	(213)	434	(1,198)	175

19.	Earnings per share

Basic and diluted earnings per share for the three-month and nine-month periods ended September 30, 2017 and 2016 were as follows:

	2017			2016
	Three-month period		Nine-month period	Three-month period	Nine-month period
Net profit for the period	~~W~~	(43,649)	801,961	(39,995)	1,519,099
Less:
Dividends on preferred stock		—	—	—	18,836
Dividends to hybrid bonds		2,583	13,204	9,687	29,001

		2,583	13,204	9,687	47,837

Net profit available for common stock	~~W~~	(46,232)	788,757	(49,682)	1,471,262

Weighted average number of common shares outstanding		474,199,587	474,199,587	474,199,587	474,199,587

Basic and diluted earnings (loss) per share in won	~~W~~	(97)	1,663	(105)	3,103

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2017

(Unaudited)

(In millions of won)

20.	Operating revenue

Operating revenue for the three-month and nine-month periods ended September 30, 2017 and 2016 were as follows:

	2017			2016
	Three-month period		Nine-month period	Three-month period	Nine-month period
Dividend income	~~W~~	—	930,112	—	1,646,139
Fees and commission income		11,679	35,039	11,679	35,036
Interest income		7,332	19,931	7,902	30,733
Gains on financial assets held for trading		1,052	3,479	1,863	8,852
Reversal of credit losses		—	—	86	134

	~~W~~	20,063	988,561	21,530	1,720,894

21.	Statement of cash flows

Cash and cash equivalents reported in the accompanying separate statements of cash flows as of September 30, 2017 and December 31, 2016 are as follows:

	2017		2016
Due from banks with a maturity of three months or less from the date of acquisition	~~W~~	44	39

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2017

(Unaudited)

(In millions of won)

22.	Related party transactions

(a)	Significant transactions with the related parties for the three-month and nine-month periods ended September 30, 2017 and 2016 were as follows:

Related party	Account	2017			2016
		Three-month period		Nine-month period	Three-month period	Nine-month period
Revenue:
Shinhan Bank	Interest income	~~W~~	61	176	57	1,694
”	Fees and commission income		7,446	22,338	7,473	22,420
”	Dividend income		—	480,000	—	650,000
”	Reversal of credit losses		—	—	(2)	82
Shinhan Card Co., Ltd.	Interest income		3,120	8,736	2,986	12,132
”	Fees and commission income		2,095	6,286	2,271	6,813
”	Dividend income		—	400,054	—	900,727
”	Reversal of credit losses		—	—	4	36
Shinhan Investment Corp.	Interest income		34	98	1,479	5,538
”	Fees and commission income		1,094	3,281	921	2,762
”	Dividend income		—	20,000	—	68,100
”	Reversal of credit losses		(2)	4	82	87
Shinhan Life Insurance Co., Ltd.	Fees and commission income		601	1,803	579	1,735
”	Dividend income		—	—	—	5,000
Shinhan Capital Co., Ltd.	Interest income		3,609	9,940	3,154	11,059
”	Fees and commission income		228	685	226	675
”	Dividend income		—	21,124	—	7,643
Jeju Bank	Fees and commission income		120	358	116	348
”	Dividend income		—	1,524	—	1,524
Shinhan Credit Information Co., Ltd.	Fees and commission income		6	16	5	17
Shinhan Private Equity Inc.	Interest income		25	73	27	80
”	Fees and commission income		4	10	4	11
Shinhan BNP Paribas Asset Management Co., Ltd.	Fees and commission income		26	79	29	86
”	Dividend income		—	7,410	—	13,845
Shinhan Data System	Fees and commission income		5	15	4	12
Shinhan AITAS Co., Ltd.	Fees and commission income		15	49	14	42
Shinhan Savings Bank	Interest income		485	909	201	232
”	Fees and commission income		39	119	38	115

		~~W~~	19,011	985,087	19,668	1,712,115

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2017

(Unaudited)

(In millions of won)

22.	Related party transactions (continued)

Related party	Account	2017			2016
		Three-month period		Nine-month period	Three-month period	Nine-month period
Expense:
Shinhan Bank	General and administrative expenses	~~W~~	561	1,747	478	1,465
”	Provision for credit losses		10	20	—	—
Shinhan Card Co., Ltd.	General and administrative expenses		17	41	8	23
”	Provision for credit losses		1	26	—	—
Shinhan Investment Corp.	Interest expenses		139	289	91	323
”	General and administrative expenses		18	48	14	74
Shinhan Life Insurance Co., Ltd	Provision for credit losses		1	1	—	—
Shinhan Capital Co., Ltd.	Provision for credit losses		19	65	(2)	1
Shinhan Credit Information Co., Ltd.	Provision for credit losses		2	2	—	—
Shinhan Data System	General and administrative expenses		280	759	244	727
”	Provision for credit losses		5	6	—	1
Shinhan Savings Bank	Provision for credit losses		1	69	1	69

		~~W~~	1,054	3,073	834	2,683

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2017

(Unaudited)

(In millions of won)

22.	Related party transactions (continued)

(b)	Significant balances with the related parties as of September 30, 2017 and December 31, 2016 are as follows:

Creditor	Debtor	Account	2017		2016
Assets:
Shinhan Financial Group Co., Ltd.	Shinhan Bank	Due from banks	~~W~~	47	42
”	”	Other assets		270,325	166,162
”	Shinhan Card Co., Ltd.	Loans		599,888	449,916
”	”	Other assets		129,064	138,838
”	Shinhan Investment Corp.	Other assets		13,871	24,105
”	Shinhan Life Insurance Co., Ltd.	Other assets		10,803	7,789
”	Shinhan Capital Co., Ltd.	Loans		579,761	429,823
”	”	Other assets		24,014	10,258
”	Shinhan BNP Paribas Asset Management Co., Ltd	Other assets		1,142	876
”	Jeju Bank	Other assets		1,808	1,619
”	Shinhan Credit Information Co., Ltd.	Other assets		476	379
”	Shinhan Private Equity Inc.	Loans		4,993	4,993
”	”	Other assets		20	—
”	Shinhan Data System	Other assets		1,791	682
”	Shinhan AITAS Co., Ltd.	Other assets		347	208
”	Shinhan Savings Bank	Loans		99,864	49,932
”	”	Other assets		1,478	821

			~~W~~	1,739,692	1,286,443

Liabilities:
Shinhan Bank	Shinhan Financial Group Co., Ltd	Other liabilities	~~W~~	1,023	—
Shinhan Card Co., Ltd.	”	Other liabilities		349	276
Shinhan Investment Corp.	”	Other liabilities		1	—
Shinhan Life Insurance Co., Ltd.	”	Other liabilities		9,776	25,532
Shinhan Capital Co., Ltd.	”	Other liabilities		1	—
Shinhan Credit Information Co., Ltd.	”	Other liabilities		16	23
Shinhan Private Equity Inc.	”	Other liabilities		17	94
Shinhan Data System	”	Other liabilities		—	174
Shinhan Savings Bank	”	Other liabilities		—	27

			~~W~~	11,183	26,126

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2017

(Unaudited)

(In millions of won)

22.	Related party transactions (continued)

(c)	Compensation of key management personnel for the three-month and nine-month periods ended September 30, 2017 and 2016 were as follows:

	2017			2016
	Three-month period		Nine-month period	Three-month period	Nine-month period
Salaries	~~W~~	867	2,649	812	2,463
Severance benefits		14	42	9	26
Share-based payment expenses (*)		507	1,200	482	1,104

	~~W~~	1,388	3,891	1,303	3,593

(*)	Expenses recognized during the vesting period under the agreement on share-based payments.